UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

On March 6, 2024, KB Financial Group Inc. (“KB Financial Group” or the “Group”) furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2023.

The agenda for the annual general meeting of shareholders to be held on March 22, 2024 is currently being distributed to shareholders of KB Financial Group for their reference as they exercise their voting rights.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2023

2)	Appointment of directors (one non-standing director and three non-executive directors)

2-1)	Non-Standing Director Candidate: Jae Keun Lee

2-2)	Non-Executive Director Candidate: Gyutaeg Oh

2-3)	Non-Executive Director Candidate: Jaehong Choi

2-4)	Non-Executive Director Candidate: Myong-Hwal Lee

3)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive	Director Candidate: Seon-joo Kwon

4)	Appointment of members of the Audit Committee, who are non-executive directors

4-1)	Audit Committee Member Candidate: Whajoon Cho

4-2)	Audit Committee Member Candidate: Gyutaeg Oh

4-3)	Audit Committee Member Candidate: Sung-Yong Kim

5)	Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of Shareholders for Fiscal Year 2023

Agendum 1. Approval of Financial Statements and the Proposed Dividend Payment for Fiscal Year 2023

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Financial Statements for Fiscal Year 2023

99.2	Consolidated Financial Statements for Fiscal Year 2023

KB Financial Group’s separate and consolidated financial statements, including the Independent Auditor’s Reports and the notes to the financial statements, are available on the website of KB Financial Group and under the cover of a Form 6-K.

For the proposed dividend payment amount for fiscal year 2023, please refer to the Separate Statements of Appropriation of Retained Earnings of the Separate Financial Statements for Fiscal Year 2023 included in Exhibit 99.1 attached hereto.

Agendum 2. Appointment of directors (one non-standing director and three non-executive directors)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2023	Term of Office
2-1) Appointment of Non-Standing Director	Jae Keun Lee	05/27/1966	Board of Directors	100%	1 year
2-2) Appointment of Non-Executive Director	Gyutaeg Oh	02/20/1959	Non-Executive Director Nominating Committee	100%	1 year
2-3) Appointment of Non-Executive Director	Jaehong Choi	08/01/1962	Non-Executive Director Nominating Committee	100%	1 year
2-4) Appointment of Non-Executive Director	Myong-Hwal Lee	05/04/1964	Non-Executive Director Nominating Committee	N/A	2 years

Nominee for Non-Standing Director(1)(2)

Name	Current Position	Career

Jae Keun Lee (Re-appointment)(3)	• President & CEO, Kookmin Bank	• President & CEO, Kookmin Bank (Jan. 2022~Present)
• Senior Executive Vice President, Head of the Sales Group, Kookmin Bank (Jan. 2020~Dec. 2021)
• Senior Managing Director, Head of the Strategy & Finance Planning Group, Kookmin Bank (Jan. 2019~Dec. 2019)
• Managing Director, Head of the Strategy & Finance Planning Group, Kookmin Bank (Jan. 2018~Dec. 2018)
• Managing Director & CFO, KB Financial Group (Jan. 2017~Dec. 2017)
• General Manager, Financial Planning Department, KB Financial Group (Jan. 2015~Dec. 2016)
• General Manager, Pangyo Techno Valley Branch, Kookmin Bank (Jul. 2013~Jan. 2015)
• Chief Secretary, Secretariat, KB Financial Group (Jan. 2013~Jul. 2013)

Note:	(1) The nominee (i) has not engaged in any transaction with KB Financial Group in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group.

(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

(3)	The nominee’s term of office is scheduled to expire on the date of KB Financial Group’s 17th annual general meeting of shareholders, which is currently expected to be held in March 2025.

Nominees for Non-Executive Directors(1)(2)(3)

Name	Main Position	Career
Gyutaeg Oh (Re-appointment)	—	• Professor, School of Business Administration, Chung-Ang University (Mar. 1995~Feb. 2024)
• Director, Emerging Infrastructure Fund (Jan. 2007~Jan. 2020)
• Non-Executive Director, Moa Savings Bank Co., Ltd (Mar. 2018~Jan. 2020)
• Non-Executive Director, Volkswagen Financial Service Korea (Apr. 2016~Mar. 2017)
• Risk Management Committee Member, Korea Technology Finance Corporation (Jan. 2013~Mar. 2017)
• Risk Management Committee Member, Evaluation and Compensation Committee Chair and Fund Management Evaluation Committee Member, National Pension Service (Feb. 2007~Dec. 2016)
• Dean, College of Business and Economics, Chung-Ang University (Jan. 2014~Jan. 2016)
• Public Funds Oversight Committee Member, Disposal Review Sub-Committee Chair, Financial Services Commission (Sept. 2011~Sept. 2015)

Jaehong Choi (Re-appointment)	• Professor, Startup College, Gachon University	• Professor, Startup College, Gachon University (Sept. 2023~Current)
• Chief Director, Gangwon Center for Creative Economy and Innovation (May 2022~Current)
• Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University (Sept.1992~Aug. 2023)
	• Senior Research Fellow, Korea Institute of Finance	• Non-Executive Director, Kakao Corp. (Oct. 2014~Mar. 2020)
Myong-Hwal Lee (New appointment)		• Director, Center for International Financial Cooperation, Korea Institute of Finance (Mar. 2023~Current)
• Senior Research Fellow, Korea Institute of Finance (Apr. 2018~Current)
• Non-Executive Director, Woori Financial Capital Co., Ltd. (Sept. 2021~Current)(4)
• Member, Sanction Review Committee, Financial Supervisory Service (Nov. 2019~Nov. 2022)
• Member, Postal Services Steering Committee (Apr. 2018~Apr. 2022)
• Non-Executive Director, Korea Federation of Savings Banks (Mar. 2016~Mar. 2019)
• Member, Creditors’ Coordination Committee (Jun. 2016~Nov. 2018)
• Vice President, Korea Money and Finance Association (Jun. 2016~Jun. 2018)
• Vice President, Korea Institute of Finance (Apr. 2016~Mar. 2018)
• Director of Research Strategy and External Affairs Division, Korea Institute of Finance (Jan. 2016~Apr. 2016)
• Disposal Review Sub-Committee Member, Public Funds Oversight Committee, Financial Services Commission (Oct. 2013~Jul. 2014)
• Non-Standing Director, Korea Housing Finance Corporation (Jan. 2014~Jul. 2014)

Note:

(1) Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group, details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group as well as the website of the Korea Federation of Banks.

(2)	None of the nominees (i) has engaged in any transaction with KB Financial Group in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group.

(3)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.

(4)	Term of office is expected to expire prior to March 22, 2024.

Goals and Objectives of Non-Executive Director Nominees

Name	Goals and Objectives
Gyutaeg Oh

•  He will carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  He has accumulated expertise in finance and economics based on his past experiences serving as a professor at the School of Business Administration of Chung-Ang University, a member of the Financial Development Commission of the Financial Services Commission, the evaluation and compensation committee chair of the National Pension Service, a member of the Public Funds Oversight Committee and the sub-committee chair of the Financial Services Commission. Furthermore, he has a high level of insight into the role of a non-executive director and the importance of corporate governance in enhancing corporate value based on his experiences serving not only as a non-executive director at Kiwoom Securities and Moa Savings Bank but also as the chair of KB Financial Group’s ESG Committee for four years.

•  As an expert in the field of economics and finance, he will contribute to enhancing the financial soundness and managerial transparency of the Group by independently and rationally presenting alternative ideas to the Group’s management plans and major decision-making processes, and devote his efforts to achieving a sustainable growth for the Group.

•  Furthermore, he will diligently fulfill his duties as a non-executive director by closely examining whether the Group is doing its best to establish a transparent and stable governance structure for the protection of various stakeholders’ interests, including shareholders and financial consumers, and ensuring compliance with ethical and legal standards, as well as the appropriate management of risks.

Jaehong Choi

•  He will carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  He has accumulated expertise in the mobile, platform, metaverse and startup industries based on his past experiences serving as a professor at the department of multimedia & IT engineering of Gangneung-Wonju National University, the chief director at the Gangwon Center for Creative Economy and Innovation, a judge for the Korea Mobile Application Award, and a non-executive director at Kakao Corp. as well as his current experience serving as a professor at the Startup College of Gachon University.

•  Leveraging his knowledge in the digital and IT fields, he will actively provide a variety of opinions to facilitate organic collaboration across the entire information and communications technology (“ICT”) sector, including digital platforms, artificial intelligence (“AI”) and data-related fields of the Group. Furthermore, he will faithfully perform his role as a non-executive director to ensure that the Group solidifies its position as “the No. 1 Digital Financial Group, a lifelong financial partner that will grow together with the people.”

•  He will actively participate in the decision-making processes of the board of directors after diligently procuring and thoroughly examining a sufficient amount of relevant information, maintaining his independence as a non-executive director and acting in the best interests of both the shareholders and financial customers of the Group.

Name	Goals and Objectives
Myong-Hwal Lee

•  He will carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  He has accumulated knowledge and practical experience in the overall financial sector by serving at the Bank of Korea, and accumulated great expertise and insight in macroeconomics, international financial markets and risk management through his experiences serving at the Korea Institute of Finance as the vice president, the director of the Macroeconomics·International Finance Research Division, and the director of the Corporate Debt Research Division.

•  Leveraging his expertise in finance and risk management, he has served as a non-executive director at various financial companies including Woori Financial Capital Co., Ltd. and the Korea Federation of Savings Banks. In addition, he made significant contributions to the development of the financial industry while serving as an advisor for financial policies by providing his advice on the qualitative growth of financial markets and institutions, and emphasizing the importance of risk management.

•  In the midst of uncertainty in the financial markets, he will provide thoughtful opinions and solutions to strengthen the financial soundness and risk management system of the Group. In addition, he will contribute to the stable operation of the Group’s global business by leveraging his expertise in the international finance markets.

•  He will actively participate in the decision-making processes of the board of directors after diligently examining a sufficient amount of relevant information, and strive to further the development of the Group by offering a variety of solutions to the main issues at hand based on his expertise in finance, risk management and economics.

The Board of Directors’ Reasons for Recommending the Nominees

Name	Reasons for Recommendation
Jae Keun Lee

•  The nominee possesses extensive experience in the core functions within the Group, including sales, financial planning and strategy, along with a broad perspective on the operational field. The nominee has served as the President and CEO of Kookmin Bank, the Group’s largest subsidiary, since January 2022.

•  Furthermore, the nominee has demonstrated outstanding management performance during his tenure as the CEO of Kookmin Bank, despite the challenging business environment caused by the impact of the COVID-19 pandemic and the global economic downturn. He is also highly trusted and supported by the management and employees for his proactive leadership and excellent execution capabilities.

•  The nominee satisfies all of the relevant legal requirements and the Group’s internal requirements to become a non-standing director. The board of directors believes that the nominee, based on his extensive experience and expertise, would assist the board of directors in making rational decisions by providing opinions and solutions to the various challenges and tasks that the Group may face in the current uncertain business environment, and therefore recommends the nominee to be elected as the non-standing director of the Group.

Gyutaeg Oh

•  The nominee is a leading expert in finance who has served as a professor at the School of Business Administration of Chung-Ang University after receiving a Ph.D. in economics. He has also served as a member of the Financial Development Commission of the Financial Services Commission, the Evaluation and Compensation Committee Chair of the National Pension Service, a member of the Public Funds Oversight Committee and the Sub-Committee Chair of the Financial Services Commission.

•  While serving as the chair of the Group’s ESG committee (first ESG committee to ever be established among financial holding companies in Korea) for four years, the nominee demonstrated excellent leadership by leading the ESG committee with a balanced approach, taking the lead in ESG initiatives to enhance customer trust and create sustainable value.

•  He provided directions to ensure a substantial ESG management at the group level, leading the Group to be recognized for its excellent ESG capabilities domestically and internationally. As of 2023, this includes achieving an A+ rating in all sectors for four consecutive years in the ESG assessments conducted by the Korea Institute of Corporate Governance and Sustainability, and eight consecutive years of inclusion in the DJSI World Index.

•  The nominee, as a member of the board of directors and a member of the risk management committee, provided his advice to ensure that adequate resources are allocated to the recovery and resolution plan, particularly in response to the increasing risks in digital and contactless sectors. He has also proposed ongoing improvements to credit risk management techniques, taking various factors and considerations into account.

•  The board of directors believes that the nominee, based on his highest level of expertise and insight in economics and finance, will significantly contribute to the Group’s sustainable growth and enhance its risk management capabilities. Therefore, the board of directors recommends this nominee to be elected as a non-executive director of the Group.

Jaehong Choi

•  The nominee is a leading ICT expert with a degree in electronic engineering, who has served as a professor of the Department of Multimedia & IT Engineering at Gangneung-Wonju National University for thirty-one years, a judge for the Korea Mobile Application Award, an advisor at NHN Japan Corp., and an advisor at e-Samsung Japan Corp. Furthermore, he currently serves as a professor at the Startup College of Gachon University based on his experience serving as a non-executive director of Kakao Corp., a leading platform company in Korea, and his excellent incubating capabilities in discovering promising innovative startups for entrepreneurship.

•  As the chair of the Group’s non-executive director nominating committee, the nominee operated the committee with independence, a strong sense of duty and commitment to ensure that the Group’s non-executive director candidate recommendation process consistently received positive evaluations from the market and shareholders so that it could continue to be recognized as a model example within the financial industry.

•  Furthermore, the nominee, as an expert in the digital/IT fields, made significant contributions to enhancing the competitiveness of the Group’s platform services and provided advice on innovation in AI and cloud-related initiatives. He actively participated in events such as CES, MWC, and the Group’s digital/IT workshops, sharing digital strategic directions with employees and facilitating communication. His substantial contributions have played a pivotal role in driving the Group’s digital transformation.

Name	Reasons for Recommendation

•  The board of directors believes that the nominee, based on his expertise in the ICT field as well as his experience and know-how accumulated from having served as a non-executive director of a major tech company, will make a significant contribution to the Group’s achievement of “Digital First.” Therefore, the board of directors recommends this nominee to be elected as a non-executive director of the Group.

Myong-Hwal Lee

•  The nominee currently serves as a senior research fellow and a director of Center for International Financial Cooperation at the Korea Institute of Finance, with a Ph.D. in economics and specialty in macroeconomics. In addition to his extensive knowledge and insight in the overall financial sector, the nominee possesses expertise in international financial markets.

•  After gaining practical experience by serving at the Bank of Korea, the nominee moved to the Korea Institute of Finance and served in various positions including as the vice president, the director of the Macroeconomics·International Finance Research Division, the director of the Corporate Debt Research Division, and the director of the Research Strategy and External Affairs Division, and the nominee demonstrated excellent expertise in the financial industry-related policies and risk management.

•  Furthermore, the nominee has accumulated extensive experience and expertise as a non-executive director of various financial institutions, including Woori Financial Capital Co., Ltd., Korea Federation of Savings Banks and SCI Information Service Inc. He has been recognized for seeking rational and efficient solutions through a clear assessment of the underlying situation.

•  While serving at the Korea Institute of Finance, the nominee provided extensive analyses and alternative solutions for national public policies, management directions for private enterprises and ample analyses on the issues and directions for the risk management of domestic and international financial groups. He has also published numerous research papers on the risk management of banks, and also engaged in various research activities related to national, corporate and private debt.

•  The board of directors believes that the nominee, based on his specialized knowledge in economics, finance and risk management, as well as his deep understanding of the international financial market, will make significant contributions to the Group by providing directions on the Group’s financial/risk guidance and global business policies. Therefore, the board of directors recommends this nominee to be elected as a non-executive director of the Group.

Agendum 3. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2023	Term of Office
3) Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee	Seon-joo Kwon	11/12/1956	Non-Executive Director Nominating Committee and Audit Committee Member Nominating Committee	100%	1 year

Note:

(1) The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies.

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)(2)(3)

Name	Main Position	Career
Seon-joo Kwon (Re-appointment)	—	• Visiting Scholar, Korea Institute of Finance (Apr. 2017~Apr. 2018)
• Chairman & CEO, Industrial Bank of Korea (Dec. 2013~Dec. 2016)
• Head of the Risk Management Division and the Financial Consumer Protection Center, Industrial Bank of Korea (Jan. 2013~Dec. 2013)

Note:

(1) Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group, details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group as well as the website of the Korea Federation of Banks.

(2)	The nominee (i) has not engaged in any transaction with KB Financial Group in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group.

(3)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Seon-joo Kwon

•  She will carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  She possesses an extensive knowledge of the financial industry gained through her service at Industrial Bank of Korea as a general manager of the customer service center and the F/X business department, the head of the Jungbu region group, the vice president and head of the card business unit, the head of the risk management group, and as its chief executive officer. She also has a deep understanding of the risk management policies and the internal control/audit of the Group through her service as the chair of the Group’s risk management committee and audit committee.

•  As an expert in finance and risk management, she will proactively and strategically propose alternative solutions in response to the uncertain business environment and rapidly changing market conditions and will strive to ensure the smooth progress of the Group’s sustainable management.

•  Based on a deep understanding of the Group accumulated by serving as a non-executive director of the Group for the past four years, she will actively contribute to enhancing the corporate value of the Group by ensuring that the Group’s medium- to long-term business strategies are effectively implemented. In addition, she will perform her duties transparently and fairly, prioritizing the interests of shareholders and financial consumers without being constrained by specific interests.

The Board of Directors’ Reasons for Recommending the Nominee, Who Will Serve as a Member of the Audit Committee

Name	Reasons for Recommendation
Seon-joo Kwon

(Recommendation as a Non-Executive Director)

•  The nominee is a leading expert in finance and business management who has accumulated a high level of understanding and professional insight in finance management, having served as the first female CEO of a Korean bank at Industrial Bank of Korea, after having served as the head of the customer service center, the head of the Jungbu region group, the head of the credit card department and the head of the risk management group at Industrial Bank of Korea. In addition, she possesses deep insights in corporate governance and ESG matters, and has actively contributed to enhancing diversity and advancing the boards of Korean companies by serving as the President of the Korean chapter of Women Corporate Directors.

•  As the chair of the risk management committee of the Group, she has made remarkable contributions to the development of the Group by advising on the soundness of real estate project financing and customer risks related to investment products, and on the examination and countermeasures relating to the risks associated with the Group’s new businesses. In addition, she demonstrated excellent leadership by promoting communications between the board of directors and the management with a balanced perspective and gentle demeanor, contributing to the stable operation of the board.

•  In particular, during discussions related to the renewal of the recovery and resolution plan, the nominee emphasized the sophistication and refinement of the recovery and resolution plan, aiming to ensure its practical utilization as a substantive risk management guideline. She has also faithfully performed her duties and responsibilities as a non-executive director, suggesting the necessity of eliminating local legal risks by undergoing multiple layers of review through different law firms when the Group expanded to overseas markets. For these reasons, the board of directors recommends this nominee to be re-elected as a non-executive director.

(Recommendation as a Member of the Audit Committee)

•  The nominee satisfies all of the relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

•  She is an expert in finance and business management and possesses extensive knowledge of the financial industry gained through her service at Industrial Bank of Korea as a general manager at the customer service center and the F/X business department, the head of the Jungbu region group, the vice president and head of the card business unit, the head of the risk management group, and as its chief executive officer.

•  As a member of the audit committee of the Group in 2023, the nominee actively conveyed her opinions to the responsible departments at each of the Group, the Group’s external auditors and the Group’s subsidiaries, ensuring that the relevant issues faced by the Group were reported in a timely manner to the board of directors and the audit committee. She has therefore demonstrated that she possesses the necessary expertise to perform the duties of an audit committee member.

•  The board of directors believes that the nominee will execute her duties and responsibilities as an audit committee member, based on her experience in serving on the audit committee and her comprehensive financial expertise, with an independent and objective perspective on the Group’s compliance, financial reporting, internal controls, and audit tasks. The board of directors therefore recommends that she be elected as a member of the audit committee.

Agendum 4. Appointment of Members of the Audit Committee, Who Are Non-Executive Directors

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2023	Term of Office as a Member of the Audit Committee
4-1) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Whajoon Cho	02/24/1957	Audit Committee Member Nominating Committee	100%	1 year
4-2) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Gyutaeg Oh	02/20/1959	Audit Committee Member Nominating Committee	100%	1 year
4-3) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Sung-Yong Kim	03/16/1966	Audit Committee Member Nominating Committee	100%	1 year

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors(1)(2)

Name	Main Position	Career

Whajoon Cho (Re-appointment)	—	• Auditor, Mercedes-Benz Financial Services Korea Limited (Apr. 2017~Mar. 2023)
• Non-Executive Director, Pulmuone Corporate (Jun. 2016~Mar. 2022)
• Visiting Professor, Sogang University / Lecturer, KAIST (Korea Advanced Institute of Science and Technology) (Mar. 2016~Dec. 2016)
• President & CEO, KT Capital Corporation (Feb. 2014~Sept. 2015)
• CFO, KT Capital Corporation (Feb. 2013~Jan. 2014)

Gyutaeg Oh (New appointment)	—	• Professor, School of Business Administration, Chung-Ang University (Mar. 1995~Feb. 2024)
• Director, Emerging Infrastructure Fund (Jan. 2007~Jan. 2020)
• Non-Executive Director, Moa Savings Bank Co., Ltd (Mar. 2018~Jan. 2020)
• Non-Executive Director, Volkswagen Financial Service Korea (Apr. 2016~Mar. 2017)
• Risk Management Committee Member, Korea Technology Finance Corporation (Jan. 2013~Mar. 2017)

Name	Main Position	Career
• Risk Management Committee Member, Evaluation and Compensation Committee Chair and Fund Management Evaluation Committee Member, National Pension Service (Feb. 2007~Dec. 2016)
• Dean, College of Business and Economics, Chung-Ang University (Jan. 2014~Jan. 2016)
• Public Funds Oversight Committee Member, Disposal Review Sub-Committee Chair, Financial Services Commission (Sept. 2011~Sept. 2015)

Sung-Yong Kim (Re-appointment)	• Professor, Law School, Sungkyunkwan University	• Professor, Law School, Sungkyunkwan University (Mar. 2006~Present)
• Corporate Governance Research Committee Member, Korea Institute of Corporate Governance and Sustainability (Sept. 2019~Sept. 2022)
• Member, Management Committee for the Key Industries Stabilization Fund (May 2020~May 2022)
• Chairperson, Insolvency Law Institute of Korea (Jan. 2019~Jan. 2020)
• Non-Executive Director, Seoul Guarantee Insurance Company (Jan. 2017~Mar. 2019)
• Non-Executive Director, Woori Bank (Mar. 2016~Dec. 2016)
• Non-Standing Commissioner, Securities & Futures Commission (Nov. 2012~Nov. 2015)

Note:	(1) None of the nominees (i) has engaged in any transaction with KB Financial Group in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group.

(2)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.

The Board of Directors’ Reasons for Recommending the Nominated Members of the Audit Committee, Who Are Non-Executive Directors

Name	Reasons for Recommendation
Whajoon Cho

•  The nominee satisfies all of the relevant legal and internal requirements to be a member of the audit committee.

•  She holds a Ph.D. in accounting and has a high level of insight and expertise in accounting and also has a strong understanding of audit-related matters, based on her experience serving as an auditor of Mercedes-Benz Financial Services Korea for six years.

•  As the chair of the audit committee, the nominee has provided stable guidance to ensure that the committee fulfills its distinct role in auditing the operations and assets of the Group and its subsidiaries, and demonstrated a balanced leadership by operating the committee transparently with the management. In addition, leveraging her deep understanding of financial guidelines relating to audits, the nominee has made significant contributions by proposing practical measures to the Group’s compliance with such guidelines, enabling the Group to establish proactive audit systems and effectively manage internal controls and audit tasks.

•  The board of directors believes that the nominee will faithfully perform her duties by conducting proactive communications with the external auditors, the audit department, and the accounting department and consistently provide practical and timely advice on issues faced by the Group from an objective perspective, ensuring that the issues are reported promptly to the board of directors and the audit committee, and therefore recommends that she be elected as a member of the audit committee.

Name	Reasons for Recommendation
Gyutaeg Oh

•  The nominee satisfies all of the relevant legal and internal requirements to be a member of the Audit Committee.

•  He holds a Ph.D. in economics and is an expert in finance and accounting based on his experiences serving as a professor at the School of Business Administration of Chung-Ang University, and also as a certified public accountant at an accounting firm. Based on his expertise in finance, accounting and internal controls, the nominee has been a member of the audit committee for two years since 2020. During his tenure as a member of the audit committee, he analyzed examples of financial incidents that occurred at other financial institutions and the regulatory sanctions levied against them, and proposed preventive measures to ensure that similar occurrences were preemptively addressed within the Group. In addition, he provided his professional and independent opinions regarding the proactive handling of IFRS17 implementation, ensuring that the evaluation of insurance liabilities was adequately addressed during the design of financial reporting internal controls, which contributed to the stable operation of the audit committee.

•  The board of directors believes that the nominee will faithfully perform his duties by facilitating smooth communications with the audit department, external auditors, and the accounting department based on his experience as a member of the audit committee and his specialized knowledge in finance and accounting, and therefore recommends that he be elected as a member of the audit committee.

Sung-Yong Kim

•  The nominee satisfies all of the relevant legal and internal requirements to be a member of the audit committee.

•  He is an expert in law who currently serves as a professor at the Sungkyunkwan University Law School after having worked as a lawyer and the head of a law firm. He possesses profound knowledge and insight in insolvency law and corporate restructuring, and the highest level of expertise in corporate governance.

•  As a member of the audit committee, the nominee ensured that the Group’s overseas subsidiaries were audited properly by making sure that their inspection results by the relevant supervisory authorities and their implementation plans were reported to the members of the audit committee. In addition, he consistently proposed alternative solutions for the advancement of the audit functions of the Group such as actively managing and sharing information on legislative revisions in countries where the Group has overseas operations, thereby presenting ways to minimize legal risks for subsidiaries’ overseas branches within the Group.

•  The board of directors believes that the nominee, based on his expertise in the field of law and his various experiences, will perform the role of an audit committee member with a fair and objective perspective and a balanced view, actively exchange opinions with the management and conduct communications to reasonably resolve key issues, and therefore recommends that he be elected as a member of the audit committee.

Agendum 5. Approval of the Aggregate Remuneration Limit for Directors

For fiscal year 2024
Number of Directors (Number of Non-Executive Directors)	9 (7)*

Aggregate Remuneration Limit	Won 3.0 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group for fiscal year 2024. The board of directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 30,000 treasury shares will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.

*	The numbers of directors and non-executive directors may change depending on the results of the annual general meeting of shareholders.

For fiscal year 2023
Number of Directors (Number of Non-Executive Directors)	9 (7)

Aggregate Remuneration Paid	Won 2.267 billion*

Aggregate Remuneration Limit	Won 3.0 billion

*

The aggregate remuneration paid in the amount of Won 2.267 billion above does not include (i) long-term incentives paid to standing directors in the amount corresponding to 9,378 shares based on long-term performance evaluation for the period from November 21, 2017 to November 20, 2020 nor (ii) long-term incentives paid to standing directors in the amount corresponding to 27,254 shares based on long-term performance evaluation for the period from November 21, 2020 to November 20, 2023, each as determined by the Evaluation and Compensation Committee. The amount of such payments did not exceed the limit on long-term incentives, which was already approved by shareholders prior to fiscal year 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 6, 2024	By:	/s/ Jae Kwan Kim
(Signature)
Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2023 and 2022

(In millions of Korean won)

	Notes	December 31, 2023		December 31, 2022
Assets
Cash and due from financial institutions	4,5,6,29	~~W~~	256,337	~~W~~	351,056
Financial assets at fair value through profit or loss	4,5,7		1,376,423		1,522,314
Loans measured at amortized cost	4,5,8		608,286		522,326
Investments in subsidiaries	9		26,717,817		26,741,438
Property and equipment	10		3,080		3,552
Intangible assets	11		15,954		16,752
Net defined benefit assets	17		3,694		4,288
Deferred income tax assets	13		4,492		19,904
Other assets	4,5,14		542,815		1,272,197

Total assets		~~W~~	29,528,898	~~W~~	30,453,827

Liabilities
Borrowings	4,5,15		100,000		—
Debentures	4,5,16		3,871,820		4,956,949
Current income tax liabilities			104,299		926,573
Other liabilities	4,5,18		410,704		338,489

Total liabilities			4,486,823		6,222,011

Equity	19
Share capital			2,090,558		2,090,558
Hybrid securities			5,032,518		4,433,981
Capital surplus			14,754,747		14,754,747
Accumulated other comprehensive loss			(6,809)		(5,847)
Retained earnings			4,336,898		3,794,565
Treasury shares			(1,165,837)		(836,188)

Total equity			25,042,075		24,231,816

Total liabilities and equity		~~W~~	29,528,898	~~W~~	30,453,827

The above separate statements of financial position should be read in conjunction with the accompanying notes.

1

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(In millions of Korean won, except per share amounts)

	Notes	2023		2022
Interest income		~~W~~	35,127	~~W~~	19,402
Interest income from financial instruments at amortized cost			31,932		16,525
Interest income from financial instruments at fair value through profit or loss			3,195		2,877
Interest expense			(99,980)		(112,353)

Net interest expense	21		(64,853)		(92,951)

Fee and commission income			2,585		3,399
Fee and commission expense			(12,972)		(12,085)

Net fee and commission expense	22		(10,387)		(8,686)

Net gains (losses) on financial instruments at fair value through profit or loss	23		108,399		(11,794)

Net other operating income	24		2,192,385		1,871,224

General and administrative expenses	25		(92,603)		(89,149)

Operating income before provision for credit losses			2,132,941		1,668,644
Provision for credit losses			(546)		(303)

Net operating income			2,132,395		1,668,341
Net non-operating income	26		4,606		908

Profit before tax			2,137,001		1,669,249
Income tax benefit (expense)	27		(15,757)		15,263

Profit for the year			2,121,244		1,684,512

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(962)		2,483

Other comprehensive income(loss) for the year, net of tax			(962)		2,483

Total comprehensive income for the year		~~W~~	2,120,282	~~W~~	1,686,995

Earnings per share	28
Basic earnings per share		~~W~~	5,042	~~W~~	3,999
Diluted earnings per share			4,929		3,912

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

2

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

(In millions of Korean won)

	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,837,981	~~W~~	14,754,747	~~W~~	(8,330)	~~W~~	3,974,206	~~W~~	(1,136,188)	~~W~~	22,512,974

Comprehensive income for the year
Profit for the year		—		—		—		—		1,684,512		—		1,684,512
Remeasurements of net defined benefit liabilities		—		—		—		2,483		—		—		2,483

Total comprehensive income for the year		—		—		—		2,483		1,684,512		—		1,686,995

Transactions with shareholders
Annual dividends		—		—		—		—		(853,299)		—		(853,299)
Quarterly dividends		—		—		—		—		(584,452)		—		(584,452)
Retirement of treasury shares		—		—		—		—		(300,000)		300,000		—
Issuance of hybrid securities		—		1,596,000		—		—		—		—		1,596,000
Dividends on hybrid securities		—		—		—		—		(126,402)		—		(126,402)

Total transactions with shareholders		—		1,596,000		—		—		(1,864,153)		300,000		31,847

Balance as of December 31, 2022	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(5,847)	~~W~~	3,794,565	~~W~~	(836,188)	~~W~~	24,231,816

Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(5,847)	~~W~~	3,794,565	~~W~~	(836,188)	~~W~~	24,231,816

Comprehensive income for the year
Profit for the year		—		—		—		—		2,121,244		—		2,121,244
Remeasurements of net defined benefit liabilities		—		—		—		(962)		—		—		(962)

Total comprehensive income for the year		—		—		—		(962)		2,121,244		—		2,120,282

Transactions with shareholders
Annual dividends		—		—		—		—		(564,970)		—		(564,970)
Quarterly dividends		—		—		—		—		(586,931)		—		(586,931)
Acquisition of treasury shares		—		—		—		—		—		(571,745)		(571,745)
Retirement of treasury shares		—		—		—		—		(242,096)		242,096		—
Issuance of hybrid securities		—		598,537		—		—		—		—		598,537
Dividends on hybrid securities		—		—		—		—		(184,914)		—		(184,914)

Total transactions with shareholders		—		598,537		—		—		(1,578,911)		(329,649)		(1,310,023)

Balance as of December 31, 2023	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,754,747	~~W~~	(6,809)	~~W~~	4,336,898	~~W~~	(1,165,837)	~~W~~	25,042,075

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

3

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(In millions of Korean won)

	Notes	2023		2022
Cash flows from operating activities
Profit for the year		~~W~~	2,121,244	~~W~~	1,684,512

Adjustment for non-cash items
Depreciation and amortization expense			5,630		6,245
Provision for credit losses			546		303
Share-based payments			8,551		5,801
Net interest expense			4,187		3,289
Valuation losses (gains) on financial assets at fair value through profit or loss			(52,472)		50,002
Disposal gains of subsidiaries			(3,917)		—
Net other income (expense)			1,857		2,140

			(35,618)		67,780

Changes in operating assets and liabilities
Due from financial institutions			(20,000)		(30,000)
Deferred income tax assets			15,757		(15,263)
Other assets			(13,379)		7,011
Other liabilities			(13,025)		(21,721)

			(30,647)		(59,973)

Net cash inflow from operating activities			2,054,979		1,692,319

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(100,000)		(1,330,000)
Disposal of financial assets at fair value through profit of loss			300,000		200,000
Disposal of subsidiaries			27,539		—
Increase in loans measured at amortized cost			(100,000)		(273,500)
Decrease in loans measured at amortized cost			13,500		—
Acquisition of property and equipment			(455)		(1,690)
Acquisition of intangible assets			(3,229)		(1,178)
Disposal of intangible assets			1,277		20
Net increase in guarantee deposits paid			(7,747)		(2,325)
Other investing activities			(52)		(827)

Net cash inflow (outflow) from investing activities			130,833		(1,409,500)

Cash flows from financing activities
Increase in borrowings			100,000		—
Increase in debentures			—		498,898
Decrease in debentures			(1,090,000)		(1,100,000)
Dividends paid to shareholders			(1,151,901)		(1,437,751)
Redemption of principal of lease liabilities			(617)		(584)
Acquisition of treasury shares			(571,745)		—
Issuance of hybrid securities			598,537		1,596,000
Dividends paid on hybrid securities			(184,914)		(126,402)
Other financing activities			109		—

Net cash outflow from financing activities			(2,300,531)		(569,839)

Net increase (decrease) in cash and cash equivalents			(114,719)		(287,020)
Cash and cash equivalents at the beginning of the year	28		231,053		518,073

Cash and cash equivalents at the end of the year	28	~~W~~	116,334	~~W~~	231,053

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

4

Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2023 and 2022, and January 1, 2022

(in millions of Korean won)

	Notes	December 31, 2023		December 31, 2022		January 1, 2022
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	29,836,311	~~W~~	32,474,750	~~W~~	31,677,868
Financial assets at fair value through profit or loss	4,6,8,12		77,038,267		70,092,497		71,656,497
Derivative financial assets	4,6,9		6,157,628		9,446,580		3,721,370
Loans measured at amortized cost	4,6,10,11		444,805,287		433,038,931		414,384,822
Financial investments	4,6,8,12		122,199,529		115,452,659		107,691,616
Investments in associates and joint ventures	13		722,222		682,669		448,718
Insurance contract assets	38		229,640		83,304		4,672
Reinsurance contract assets	38		1,655,168		1,495,966		1,646,494
Property and equipment	14		4,945,699		4,991,467		5,239,898
Investment property	14		4,109,784		3,148,340		2,514,944
Intangible assets	15		1,950,858		1,858,470		1,786,812
Net defined benefit assets	25		374,090		478,934		100,083
Current income tax assets			244,317		204,690		98,798
Deferred income tax assets	17,34		274,225		188,372		159,093
Assets held for sale	18		208,230		211,758		237,318
Assets of a disposal group held for sale			—		—		171,749
Other assets	4,6,19		20,986,897		14,815,439		14,174,195

Total assets		~~W~~	715,738,152	~~W~~	688,664,826	~~W~~	655,714,947

Liabilities
Financial liabilities at fair value through profit or loss	4,6,20	~~W~~	10,920,435	~~W~~	12,271,604	~~W~~	12,088,980
Derivative financial liabilities	4,6,9		6,210,639		9,509,769		3,684,334
Deposits	4,6,21		406,512,434		393,928,904		377,046,282
Borrowings	4,6,22		69,583,561		71,717,366		56,912,374
Debentures	4,6,23		69,176,668		68,698,203		67,430,188
Insurance contract liabilities	38		50,308,552		45,969,434		54,446,927
Reinsurance contract liabilities	38		36,030		31,728		41,377
Provisions	24		1,444,418		933,701		777,590
Net defined benefit liabilities	25		81,869		85,745		225,521
Current income tax liabilities			145,335		998,681		663,506
Deferred income tax liabilities	17,34		2,179,966		1,561,857		1,876,736
Other liabilities	4,6,26		40,264,935		28,850,033		31,155,093

Total liabilities			656,864,842		634,557,025		606,348,908

Equity
Share capital			2,090,558		2,090,558		2,090,558
Hybrid securities			5,032,803		4,434,251		2,838,221
Capital surplus			16,647,916		16,940,731		16,940,231
Accumulated other comprehensive income (loss)	36		2,295,165		1,249,922		1,375,644
Accumulated other comprehensive income relating to assets of a disposal group held for sale			—		—		7,671
Retained earnings			32,029,199		28,948,425		26,416,564
Treasury shares			(1,165,837)		(836,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	27		56,929,804		52,827,699		48,532,701
Non-controlling interests			1,943,506		1,280,102		833,338

Total equity			58,873,310		54,107,801		49,366,039

Total liabilities and equity		~~W~~	715,738,152	~~W~~	688,664,826	~~W~~	655,714,947

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(in millions of Korean won, except per share amounts)

	Notes	2023		2022
Interest income		~~W~~	29,145,079	~~W~~	20,787,577
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			27,705,759		19,841,175
Interest income from financial instruments at fair value through profit or loss			1,415,366		929,735
Insurance finance interest income			23,954		16,667
Interest expense			(17,003,362)		(9,272,252)
Interest expense			(15,426,706)		(7,776,631)
Insurance finance interest expense			(1,576,656)		(1,495,621)

Net interest income	5,28		12,141,717		11,515,325

Fee and commission income			5,368,074		5,125,930
Fee and commission expense			(1,694,550)		(1,611,028)

Net fee and commission income	5,29		3,673,524		3,514,902

Insurance income			10,978,808		10,072,490
Insurance income			10,295,693		9,550,101
Reinsurance income			683,115		522,389
Insurance expense			(9,555,856)		(8,761,399)
Insurance service expense			(8,718,748)		(7,989,645)
Reinsurance expense			(837,108)		(771,754)

Net insurance income	5,38		1,422,952		1,311,091

Net gains (losses) on financial instruments at fair value through profit or loss	5,30		2,163,065		(1,139,818)

Other insurance finance income (expenses)	38		(459,135)		841,227

Net other operating expenses	5,31		(2,712,989)		(2,262,123)

General and administrative expenses	5,32		(6,647,406)		(6,643,654)

Operating income before provision for credit losses	5		9,581,728		7,136,950

Provision for credit losses	5,7,11,12,19,24		(3,146,409)		(1,847,775)

Net operating income			6,435,319		5,289,175

Share of profit (loss) of associates and joint ventures	13		33,110		(28,755)
Net other non-operating income (expenses)	33		(297,980)		189,324

Net non-operating income (expenses)			(264,870)		160,569

Profit before income tax expense			6,170,449		5,449,744
Income tax expense	34		(1,607,018)		(1,518,343)

Profit for the year	5		4,563,431		3,931,401

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2023		2022
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	25	~~W~~	(72,170)	~~W~~	239,701
Share of other comprehensive income (loss) of associates and joint ventures			(2)		183
Gains (losses) on equity securities at fair value through other comprehensive income			69,605		(932,058)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(52,863)		38,855

			(55,430)		(653,319)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			317		165,568
Gains (losses) on debt securities at fair value through other comprehensive income			3,304,471		(5,342,895)
Share of other comprehensive income (loss) of associates and joint ventures			26		(545)
Gains on cash flow hedging instruments	9		53,923		26,168
Losses on hedging instruments of net investments in foreign operations	9		(14,659)		(79,085)
Insurance finance income (expense)	38		(2,222,024)		6,007,276

			1,122,054		776,487

Other comprehensive income for the year, net of tax			1,066,624		123,168

Total comprehensive income for the year		~~W~~	5,630,055	~~W~~	4,054,569

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	4,631,932	~~W~~	4,152,992
Non-controlling interests			(68,501)		(221,591)

		~~W~~	4,563,431	~~W~~	3,931,401

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		~~W~~	5,704,929	~~W~~	4,262,621
Non-controlling interests			(74,874)		(208,052)

		~~W~~	5,630,055	~~W~~	4,054,569

Earnings per share	37
Basic earnings per share		~~W~~	11,580	~~W~~	10,334
Diluted earnings per share			11,312		10,099

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

(in millions of Korean won)

		Equity attributable to shareholders of the Parent Company
	Notes	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2022 (After the restatement)		~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Changes in accounting policies			—		—		—		328,370		—		743,749		—		—		1,072,119
Balance as of January 1, 2022 (After the restatement)			2,090,558		2,838,221		16,940,231		1,375,644		7,671		26,416,564		(1,136,188)		833,338		49,366,039
Comprehensive income for the year
Profit (loss) for the year			—		—		—		—		—		4,152,992		—		(221,591)		3,931,401
Remeasurements of net defined benefit liabilities			—		—		—		239,623		—		—		—		78		239,701
Currency translation differences			—		—		—		158,319		(7,671)		—		—		14,920		165,568
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		(6,516,516)		—		243,022		—		(1,459)		(6,274,953)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(362)		—		—		—		—		(362)
Gains on cash flow hedging instruments			—		—		—		26,168		—		—		—		—		26,168
Losses on hedging instruments of net investments in foreign operations			—		—		—		(79,085)		—		—		—		—		(79,085)
Insurance finance income			—		—		—		6,007,276		—		—		—		—		6,007,276
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		38,855		—		—		—		—		38,855

Total comprehensive income (loss) for the year			—		—		—		(125,722)		(7,671)		4,396,014		—		(208,052)		4,054,569

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		—		(853,299)		—		—		(853,299)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		—		(584,452)		—		—		(584,452)
Issuance of hybrid securities			—		1,596,030		—		—		—		—		—		431,807		2,027,837
Dividends on hybrid securities			—		—		—		—		—		(126,402)		—		(36,094)		(162,496)
Retirement of treasury shares			—		—		—		—		—		(300,000)		300,000		—		—
Others			—		—		500		—		—		—		—		259,103		259,603

Total transactions with shareholders			—		1,596,030		500		—		—		(1,864,153)		300,000		654,816		687,193

Balance as of December 31, 2022		~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,249,922	~~W~~	—	~~W~~	28,948,425	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	54,107,801

Balance as of January 1, 2023		~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,249,922	~~W~~	—	~~W~~	28,948,425	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	54,107,801

Comprehensive income for the year
Profit for the year			—		—		—		—		—		4,631,932		—		(68,501)		4,563,431
Remeasurements of net defined benefit liabilities			—		—		—		(72,525)		—		—		—		355		(72,170)
Currency translation differences			—		—		—		7,306		—		—		—		(6,989)		317
Gains on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		3,346,061		—		27,754		—		261		3,374,076
Share of other comprehensive income of associates and joint ventures			—		—		—		24		—		—		—		—		24
Gains on cash flow hedging instruments			—		—		—		53,923		—		—		—		—		53,923
Losses on hedging instruments of net investments in foreign operations			—		—		—		(14,659)		—		—		—		—		(14,659)
Insurance finance expenses			—		—		—		(2,222,024)		—		—		—		—		(2,222,024)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		(52,863)		—		—		—		—		(52,863)

Total comprehensive income (loss) for the year			—		—		—		1,045,243		—		4,659,686		—		(74,874)		5,630,055

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		—		(564,970)		—		—		(564,970)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		—		(586,931)		—		—		(586,931)
Issuance of hybrid securities			—		598,552		—		—		—		—		—		429,078		1,027,630
Dividends on hybrid securities			—		—		—		—		—		(184,915)		—		(57,179)		(242,094)
Acquisition of treasury shares			—		—		—		—		—		—		(571,745)		—		(571,745)
Retirement of treasury shares			—		—		—		—		—		(242,096)		242,096		—		—
Ownership changes in subsidiaries			—		—		(292,815)		—		—		—		—		366,379		73,564

Total transactions with shareholders			—		598,552		(292,815)		—		—		(1,578,912)		(329,649)		738,278		(864,546)

Balance as of December 31, 2023		~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,295,165	~~W~~	—	~~W~~	32,029,199	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,873,310

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in millions of Korean won)

	Notes	2023		2022
Cash flows from operating activities
Profit for the year		~~W~~	4,563,431	~~W~~	3,931,401

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss			(1,793,351)		670,619
Net losses on derivative financial instruments for hedging purposes			53,073		144,780
Provision for credit losses			3,146,409		1,847,775
Net losses on financial investments			255,989		309,868
Share of loss (profit) of associates and joint ventures			(33,110)		28,758
Depreciation and amortization expense			865,927		878,841
Other net losses (gains) on property and equipment/intangible assets			131,270		(251,858)
Share-based payments			69,703		58,275
Provision for policy reserves			—		326
Post-employment benefits			155,720		249,874
Net interest expense (income)			274,681		(83,503)
Gains on foreign currency translation			200,486		622,152
Insurance finance income			(7,781,283)		(8,595,402)
Reinsurance finance expense			1,317,524		1,267,839
Other expenses			827,254		769,310

			(2,309,708)		(2,082,346)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(6,247,689)		3,048,875
Derivative financial instruments			(152,753)		546,079
Loans measured at fair value through other comprehensive income			(252,695)		(24,342)
Loans measured at amortized cost			(15,308,932)		(21,154,500)
Current income tax assets			(39,627)		(105,892)
Deferred income tax assets			(84,148)		(28,716)
Other assets	39		(3,780,797)		(1,521,781)
Financial liabilities at fair value through profit or loss			(1,467,780)		1,252,549
Deposits			12,195,807		16,566,047
Current income tax liabilities			(853,347)		335,175
Deferred income tax liabilities			279,105		(324,410)
Other liabilities			9,952,434		(2,535,624)
Insurance contract assets			(146,335)		(78,630)
Reinsurance contract assets			(1,470,615)		(1,281,089)
Insurance contract liabilities			9,046,311		8,300,987
Reinsurance contract liabilities			37,217		(333)
Investment contract liabilities			148,937		(82,958)

			1,855,093		2,911,437

Net cash inflow from operating activities			4,108,816		4,760,492

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022 (cont’d)

(in millions of Korean won)

	Notes	2023		2022
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(48,122)		(168,551)
Disposal of financial asset at fair value through profit or loss			12,389,938		9,279,702
Acquisition of financial asset at fair value through profit or loss			(11,312,232)		(12,382,503)
Disposal of financial investments			43,472,217		27,032,376
Acquisition of financial investments			(47,125,014)		(44,228,971)
Disposal of investments in associates and joint ventures			99,834		167,690
Acquisition of investments in associates and joint ventures			(114,904)		(430,400)
Disposal of property and equipment			8,177		31,181
Acquisition of property and equipment			(350,138)		(296,937)
Disposal of investment property			3,669		1,292,114
Acquisition of investment property			(1,018,598)		(649,961)
Disposal of intangible assets			5,359		5,654
Acquisition of intangible assets			(330,427)		(200,535)
Net cash flows from changes in ownership of subsidiaries			1,297,001		932,428
Others			(496,252)		(19,166)

Net cash outflow from investing activities			(3,519,492)		(19,635,879)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(73,335)		(105,017)
Net increase (decrease) in borrowings			(2,223,069)		14,669,649
Increase in debentures			83,777,490		107,607,314
Decrease in debentures			(83,683,272)		(106,631,213)
Increase in other payables to trust accounts			2,333,656		—
Decrease in other payables to trust accounts			—		(1,225,402)
Dividends paid to shareholders of the Parent Company			(1,151,900)		(1,437,750)
Issuance of hybrid securities			598,552		1,596,030
Dividends paid on hybrid securities			(184,915)		(126,402)
Acquisition of treasury shares			(571,745)		—
Redemption of principal of lease liabilities			(235,052)		(257,570)
Decrease in non-controlling interests			721,101		395,713
Others			(546,580)		694,472

Net cash inflow (outflow) from financing activities			(1,239,069)		15,179,824

Effect of exchange rate changes on cash and cash equivalents	39		(58,465)		197,199

Net increase (decrease) in cash and cash equivalents			(708,210)		501,636
Cash and cash equivalents at the beginning of the year	39		26,534,798		26,033,162

Cash and cash equivalents at the end of the year	39	~~W~~	25,826,588	~~W~~	26,534,798

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.